NORTHQUEST CAPITAL FUND, INC.

16 Rimwood Lane, Colts Neck, NJ 07722

732-842-3465

File Numbers:

333-63416

811-10419

Correspondence Filing

January 05, 2017

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission (“SEC”)

Washington D.C.  20549

RE: N-CSR Items 2(c) and 2(d)

Dear Ms. Hamilton:

   This correspondence is a response to your comments on January 4, 2017 by phone with regard to the Fund’s N-CSR dated December 31, 2015, specifically Item 2(c) and Item2(d).

Comments from the SEC Staff:

     The SEC staff noted on Form N-CSR, filed for the period ending December 31, 2015, that the Fund omitted Items 2(c) and 2(d). The SEC staff asked the Fund to confirm if any amendments or waivers from the Fund’s Code of Ethics occurred during the period covered by the report and to refer to Form N-CSR, Items 2(c) and 2(d).

Comment responses by the Fund:

1.

Item 2 (c)  During the period covered by the report, the Registrant amended its Code of Ethics by adding a No-Gift Policy to avoid any conflict of interests.

2.

Item 2 (d)  During the period covered by the report, the Registrant did not grant any waivers, including implicit waivers, from the provisions of the Code of Ethics.

3.

Item 2 (f)  A copy of the Registrant’s Code of Ethics is filed as an exhibit. Copies of the Code of Ethics will also be made available free of charge upon request, by writing or calling the NorthQuest Capital Fund, 16 Rimwood Lane, Colts Neck, NJ 07722, 1-800-239-9136 or 732-842-3465.

The Fund will include the required information in sections 2(c), 2(d) and 2(f) under Item 2 titled “Code of Ethics” in future N-CSR reports. Thanks again for your time and guidance.

            Sincerely,

            By: /s/  Peter J. Lencki

                         Peter J. Lencki

                         President